U. S. Securities and Exchange Commission

                         Washington, D.C. 20549


                               Form 12b-25

                       NOTIFICATION OF LATE FILING

(Check one) _X_ Form 10-K   ___Form 20-F  ___Form 11-K
            ___ Form 10-Q   ___Form N-SAR

For period ended:
(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR
For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________

PART I - REGISTRANT INFORMATION

                            M & A West, Inc.
                       ___________________________
                           Name of Registrant


Commission File No.:  0-22846

Colorado                                     84-1356427
_____________________________________________________
(State or other jurisdiction                 (I.R.S. Employer
of incorporation or organization)            Identification No.)

583 San Mateo Ave.
San Bruno, CA                                94066
______________________________________________
(Address of principal
executive offices)                           (Zip Code)




PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(   ) a.  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(    ) c.  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).


The Company is still in the process of gathering additional information and documentation required to be included in the report on Form 10-KSB or filed as an exhibit to Form 10-KSB, as a result of the completion of the share exchange transaction with M & A West, Inc. (a Nevada corporation).


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Gary S. Joiner
(303) 494-3000


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                      ( X ) Yes
                      (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      (   ) Yes
                      ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

M & A West, Inc.
_________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 1999

By: /s/ ___________________________
   Scott Kelly, CEO
(Authorized representative)